HWJ CAPITAL PARTNERS II, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HWJ Capital Partners II, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7400 North Federal Highway, Suite A5
(No. and Street)

Boca Raton	Florida	33478
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph W. Harch 561.226.6199
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower, LLC
(Name – *if individual, state last, first, middle name*)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Joseph W. Harch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HWJ Capital Partners II, LLC, as of ________, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph W. Harch

Signature

MANAGING MEMBER

Title

ROSE-CHAM M. CALDERON
MY COMMISSION EXPIRES NOVEMBER 12, 2021
#GG 152371
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
HWJ Capital Partners II, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition HWJ Capital Partners II, LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 27, 2020

HWJ Capital Partners II, LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Assets		
Cash and cash equivalents	$	170,181
Receivable from clearing organization		81,904
Deposit with clearing organization		50,000
Accounts receivable from related party		18,849
Prepaid expenses		1,143
Deposit		264
Total assets	$	322,341

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	3,190
Total liabilities		3,190
Commitments and contingencies (See Note 5)		
Members' equity		319,151
Total liabilities and members' equity	$	322,341

See accompanying notes to financial statements.

Note 1 – Nature of Business

HWJ Capital Partners II, LLC (the "Company") (a Florida Limited Liability Company) is a broker-dealer located in Boca Raton, Florida. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting
The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents.

Revenue Recognition - Investment Advisory Fees
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company entered into a fee sharing agreement with a related party for fees on specific investor accounts (see Note 4). Revenue for investment advisory fees is recognized as work is performed and amounts are earned.

Income Taxes
The Company is not a taxpaying entity for federal income tax purposes therefore, no federal income tax expense has been recorded in the financial statements. Taxable results are passed through to the members of the Company. All current and future tax assessments are attributable to those members, and there is no income tax expense reflected in the statement of operations. There are no tax penalties recognized this year. The financial statements remain subject to U.S federal tax examination for tax years 2016-2019.

Date of Management Review
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through the date the financial statements were issued.

Note 3 – Net Capital Requirement

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of $298,895, which is above the $100,000 amount required to be maintained at December 31, 2019. The ratio of aggregate indebtedness to net capital is .0107.

NOTE 4 – RELATED PARTIES

The Company's members also own Harch Capital Management, LLC ("HCM") (a Florida Limited Liability Company). HCM is a registered investment advisor under the Investment Advisors Act of 1940. HCM provides the use of employees, office space, secretarial and services to the Company in accordance with an office sharing agreement. The Company's office sharing expenses were $3,936 for the year ended December 31, 2019 of which $301 was paid for rent. The agreement is for a period of twelve months and shall be extended for successive one year periods unless canceled by either party, in writing, upon thirty days' prior written notice.

Operating results of the Company might be significantly different if the companies were autonomous. The Company was owed $3,848 from HCM, net, as of December 31, 2019.

At its full discretion, HCM pays the Company $15,000 or 15-25% of the fees earned and received by HCM, quarterly in connection with the profits generated in Client Accounts. The term of this Agreement shall be perpetual unless earlier terminated in writing by both HCM and the Company. The Company was owed $15,000 from HCM at December 31, 2019.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company maintains a Fully Disclosed Clearing Agreement (the "Agreement") with Axos Clearing, LLC (previously named COR Clearing, LLC.) The initial term of the Agreement was effective through May 6, 2013 and calls for automatic renewals for successive periods equal to the initial term unless terminated by either party within ninety (90) days prior to the expiration of the initial or renewal term. Under the Agreement, early termination fees apply, including the monthly fees due on the remaining term of the Agreement. Refer to Note 3 with respect to FINRA Regulatory requirements. The Company has a clearing agreement with Axos Clearing, LLC and is required to maintain a minimum deposit of $50,000. As of December 31, 2019, the balance with Axos clearing, LLC is $50,000. As of December 31, 2019, there is a receivable from COR Clearing of $81,904.

NOTE 6 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains a bank account at one financial institution of which the balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. The Company also maintains accounts held at a brokerage firm of which the balance is insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000 for securities and $250,000 for cash and cash equivalents.

All of the Company's revenues are earned from the Investment Fee Sharing Agreement with HCM. Refer to Note 4 with respect to related parties.